# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gogoro Inc., CIK 0001886190
CUSIP: G9491K139
Title of class of securities: Ordinary shares, par value $0.002 per share
Address of issuer's principal executive offices: 11F, Building C, No. 225, Section 2, Chang'an E. Rd., SongShan district, Taipei City, Taiwan (F5), 105
Date of event which requires filing of this statement: 10/07/2026
Filed by CIK 0002159823
Persons authorized to receive notices and communications: Ruen Hua Dyeing & Weaving Co., 11 F.-1, No. 308, Sec. 2, Bade Rd., Zongshan Dist., Taiwan, Taiwan (F5), 104498, 886 2 8161 9888

## Reporting persons
- Ruen Hua Dyeing & Weaving Co., Ltd. (CIK 0002159823): type of reporting person: corporation (CO); citizenship or place of organization: Taiwan (F5); source of funds: working capital (WC); sole voting power 8,616,603; shared voting power 1,250,412; sole dispositive power 8,616,603; shared dispositive power 1,250,412; aggregate amount beneficially owned 9,867,015 (21.92% of the class)
  Comment: Rows 7 to 11 -
  
  Represents 9,867,015 ordinary shares of the Issuer, par value US$0.002 per share ("Ordinary Shares") beneficially owned by Ruen Hua Dyeing & Weaving Co., Ltd. ("Ruen Hua") as of the date hereof, including (i) 8,616,603 Ordinary Shares acquired by Ruen Hua at the closing (the "Closing") of the transaction contemplated by the share purchase agreement, dated October 7, 2026, entered into by the Issuer with Ruen Hua (the "Ruen Hua Share Purchase Agreement"), and (ii) 1,250,412 Ordinary Shares held by certain entities controlled by Ruen Hua, over which entities Ruen Hua may be deemed to have shared voting and dispositive power by virtue of such control. Each Ordinary Share is entitled to one (1) vote per share.
  
  Row 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on 45,009,640 Ordinary Shares, issued and outstanding as of the date hereof, as determined based on information provided by the Issuer and taking into account the issuance of 8,616,603 Ordinary Shares to Ruen Hua at the Closing and the issuance of 16,319,454 Ordinary Shares to certain other investors on the same date as the Closing.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.002 per share
Name of issuer: Gogoro Inc.
Address of issuer's principal executive offices: 11F, Building C, No. 225, Section 2, Chang'an E. Rd., SongShan district, Taipei City, Taiwan (F5), 105
Comment:
This statement on Schedule 13D (this "Schedule 13D"), relating to ordinary shares, par value $0.002 per share, of Gogoro Inc. (the "Issuer"), is being filed with the U.S. Securities and Exchange Commission (the "Commission" or "SEC") on behalf of Ruen Hua Dyeing & Weaving Co., Ltd., a Taiwan company ("Ruen Hua" or the "Reporting Person").

The Issuer's Ordinary Shares are listed on the Nasdaq Capital Market under the symbol "GGR".

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Ruen Hua Dyeing & Weaving Co., Ltd., a Taiwan company.

The directors of Ruen Hua (the "Ruen Hua Directors") are Mr. Chung Yao Yin ("Mr. Yin"), Mr. Tamon Tseng ("Mr. Tseng"), Mr. Ming-Tuan Huang ("Mr. Huang"), and Mr. Kuen-Lung Chang ("Mr. Chang"), each a citizen of Taiwan. Ruen Hua has no officers.
Residence or business address:
The address for the principal business office of Ruen Hua is:
11 F.-1, No. 308, Sec. 2, Bade Rd., Zongshan Dist., Taipei City 104498, Taiwan (R.O.C.)

The address for the principal business office of Mr. Yin and Mr. Tseng is:
11F, Building C, No. 225, Section 2, Chang'an E. Rd., SongShan District, Taipei City, Taiwan

The address for the principal business office of Mr. Huang is:
TF, 308 Bade Road, Section 2, Taipei, Taiwan

The address for the principal business office of Mr. Chang is:
10 F, 308 Bade Road, Section 2, Taipei, Taiwan
Present principal occupation or employment: The principal business of Ruen Hua is textile weaving business including manufacturing, processing, and sales of plaid fabrics and various other fabrics, silks, satins, woolen goods, towels, handkerchiefs, and other woven products made of cotton, linen, silk, wool, chemical fibers, and other raw materials. Mr. Yin is a director of Ruen Hua, a director of the Issuer, a director of Peng-Lin Investment Limited and the chairman of Nan Shan Life Insurance Company, Ltd. Mr. Tseng is a director of Ruen Hua and the chairman of the Issuer. Mr. Huang is a director of Ruen Hua and the CEO of Ruentex Group. Mr. Chang is a director of Ruen Hua, a director of Peng-Lin Investment Limited and an employee of Ruentex Engineering & Construction Co. Ltd.
Criminal convictions in the last five years: Neither the Reporting Person nor any of the Ruen Hua Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person nor any of the Ruen Hua Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 7, 2026, the Issuer entered into the Ruen Hua Share Purchase Agreement with Ruen Hua, pursuant to which the Issuer agreed to issue and allot to Ruen Hua, and Ruen Hua agreed to subscribe for and purchase from the Issuer, 8,616,603 Ordinary Shares (such Ordinary Shares purchased by Ruen Hua under the Ruen Hua Share Purchase Agreement, the "Purchased Shares") at a subscription price of US$2.48 per share for an aggregate purchase price of USD21,369,175.44, at the Closing, subject to the terms and conditions set forth in the Ruen Hua Share Purchase Agreement. The Issuer announced such investment by Ruen Hua and the investments of certain other investors on October 7, 2026. The Issuer received the funding of such investment on October 13, 2026, with the Closing occurring on the same date as the funding. The funds used to purchase such Ordinary Shares under the Ruen Hua Share Purchase Agreement were from the working capital of Ruen Hua.

A copy of the Ruen Hua Share Purchase Agreement was attached as Exhibit 10.3 to the Issuer's current report on Form 6-K furnished to the SEC on October 7, 2026 and is incorporated herein by reference.

The information set forth in or incorporated by reference into Items 2, 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired beneficial ownership of the securities reported herein for investment purposes, subject to the following:

The Reporting Person intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (iii) to undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Ordinary Shares not held by the Reporting Person or a merger, acquisition, consolidation or other business combination or reorganization involving the Issuer or (iv) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, as amended. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer and currency fluctuations.

The information set forth in or incorporated by reference into Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in or incorporated by reference in Items 2, 3 and 4 and the responses of the Reporting Person to Rows 7 through 13 of the cover page of this Schedule 13D are hereby incorporated by reference in their entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, no transactions in the Ordinary Shares were effected by the Reporting Person or any of the Ruen Hua Directors during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Person and the Ruen Hua Directors, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to the Ruen Hua Share Purchase Agreement, without the express prior written invitation or consent of the Issuer, Ruen Hua shall not, and shall cause its affiliates and any representatives acting on its or any of its affiliates' behalf not to, in any manner, directly or indirectly: (i) effect or seek, offer or propose (whether publicly or otherwise) to effect, or participate in, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect, or participate in, (A) any acquisition of any securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof), or any assets, or businesses of the Issuer, (B) any tender offer or exchange offer, merger or other business combination involving the Issuer, any of the assets or the subsidiaries of the Issuer constituting a material portion of the consolidated assets of the Issuer and its subsidiaries, (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or (D) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Commission) or consents to vote any securities of the Issuer, including soliciting consents or taking other action with respect to the calling of a special meeting of the Issuer's shareholders; (ii) form, join or in any way participate in a "group" (as defined under the Securities Exchange Act of 1934) with respect to the Issuer; (iii) disclose or direct any person to disclose, any intention, plan or arrangement inconsistent with the foregoing; or (iv) advise, assist or encourage, or direct any person to advise, assist or encourage any other person in connection with any of the foregoing. Ruen Hua also agrees not to request the Issuer to amend or waive any provision of the foregoing restrictions. However, the foregoing restrictions will not, in any manner, limit or prohibit Ruen Hua or any of its affiliates, or any of their respective representatives from communicating privately with the Issuer's directors, officers or representatives so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications.

Pursuant to the Ruen Hua Share Purchase Agreement, the Issuer has granted Ruen Hua, effective as of the date on which the Closing occurred, certain registration rights with respect to the registration of the Purchased Shares under the Securities Act of 1933, as amended (the "Securities Act"). Specifically, the Issuer agreed to file a registration statement as promptly as reasonably practicable upon receipt of a request from Ruen Hua to register certain registrable securities then held by Ruen Hua under the Securities Act, subject to certain limitations set forth therein. The Issuer also agreed to provide customary "piggyback" registration rights with respect to such registrable securities and, subject to certain circumstances, to file a shelf registration statement to register under the Securities Act of such registrable securities.

This summary is qualified by the actual terms of the Ruen Hua Share Purchase Agreement, a copy of which was attached as Exhibit 10.3 to the Issuer's current report on Form 6-K furnished to the SEC on October 7, 2026 and is incorporated herein by reference.

The information set forth in or incorporated by reference into Items 3 and 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT INDEX

Exhibit
Number Description of Exhibit
99.1 Share Purchase Agreement, dated as of October 7, 2026, by and between Gogoro Inc. and Ruen Hua Dyeing & Weaving Co., Ltd. (incorporated by reference to Exhibit 10.3 to the Issuer's Report on Form 6-K furnished to the SEC on October 7, 2026)

## Signatures
- Ruen Hua Dyeing & Weaving Co., Ltd.: By: Kuen-Lung Chang, Kuen-Lung Chang / Director (10/15/2026)